UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Ares Management Corporation
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

03990B 101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Ryan Berry
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,176,330(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,176,330(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,176,330(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.68%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 424,082 shares of Class A common stock, par value $0.01 per share, of Issuer (“Class A Shares”), (ii) 329,520 Restricted Stock Units (“RSUs”), each of which represents the right to receive one Class A Share, subject to certain vesting conditions, and (iii) Stock Options (“Stock Options”) to purchase 422,728 Class A Shares, which are fully vested.

(2) Calculated based on (i) 173,420,074 Class A Shares outstanding as of October 31, 2022, as reported in the Issuer’s Form 10-Q filed November 7, 2022, as increased by (ii) 329,520 Class A Shares issuable in respect of 329,520 RSUs and (iii) 422,728 Class A Shares issuable in respect of 422,728 Stock Options.

Item 1(a).	Name of Issuer:

Ares Management Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067

Item 2(a).	Names of Persons Filing:

This statement is filed by Ryan Berry, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067

Item 2(c).	Citizenship:

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

03990B 101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

	(a)	Amount beneficially owned:
See response to Item 9 on the cover page.
	(b)	Percent of Class:
See response to Item 11 on the cover page.
	(c)	Number of shares as to which the Reporting Person has:
(i) Sole power to vote or to direct the vote:
See response to Item 5 on the cover page.
(ii) Shared power to vote or to direct the vote:
See response to Item 6 on the cover page.
(iii) Sole power to dispose or to direct the disposition of:
See response to Item 7 on the cover page.
(iv) Shared power to dispose or to direct the disposition of:
See response to Item 8 on the cover page.

The Reporting Person holds 424,082 Class A Shares, 329,520 RSUs, and 422,728 Stock Options. The Reporting Person, together with Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Anthony P. Ressler and Bennett Rosenthal (each, a “Board Member” and collectively, the “Board Members”) manage Ares Partners Holdco LLC (“Ares Partners”). Mr. Ressler generally has veto authority over decisions of the Board Members. Ares Partners is the general partner of Ares Owners Holdings L.P. (“Ares Owners”). Ares Owners directly holds 13,799,109 Class A Shares on behalf of its limited partners and an aggregate of 117,231,288 partnership units of the Ares Operating Group (“AOG Units”) on behalf of its limited partners. Each AOG Unit is exchangeable for one Class A Shares subject to certain restrictions. Ares Owners holds 46,866 AOG Units on behalf of the Reporting Person, or on behalf of a vehicle controlled by him, as a limited partner of Ares Owners. The Reporting Person expressly disclaims beneficial ownership of these shares, and any shares that may be acquired upon exchange of the AOG Units, for purposes of Section 13(d) of the Act and the rules thereunder. Based solely on information reported in Statements on Schedule 13G filed by Ares Owners and the other Board Members, the Class A Shares held by Ares Owners, if aggregated with other Class A Shares beneficially owned by each of the individual Board Members, would equal 135,395,774 Class A Shares in the aggregate, including shares that may be acquired upon the exchange of AOG Units held by Ares Owners and Class A Shares that may be acquired by the individual Board Members upon the vesting of RSUs or exercise of Stock Options held by such Board Member, representing 45.89% of the outstanding Class A Shares (based on 173,420,074 outstanding shares and assuming the exchange of such AOG Units and the vesting or exercise, as applicable, of such RSUs and Stock Options).

The percentage reflected on the cover page to this schedule is based on (i) 173,420,074 Class A Shares outstanding as of October 31, 2022, as reported in the Issuer’s Form 10-Q filed November 7, 2022, as increased by (ii) 329,520 Class A Shares issuable in respect of 329,520 RSUs and (iii) 422,728 Class A Shares issuable in respect of 422,728 Stock Options.

The Reporting Person expressly disclaims the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Ares Owners, Ares Partners, and the other Board Members, as well as beneficial ownership with respect to any Class A Shares beneficially owned by Ares Owners, Ares Partners, or the other Board Members, and neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the Class A Shares referred to herein for purposes of Section 13(d) of the Act other than those shares reported on the cover page of this Schedule 13G, and such beneficial ownership is expressly disclaimed by the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

RYAN BERRY

/s/ Ryan Berry